INVESTOR PRESENTATION INVESTOR PRESENTATION September 2022 Filed pursuant to Rule 425 under the Securities Act of 1933 and deemed filed pursuant to Rule 14a - 12 of the Securities Exchange Act of 1934 Filing Person: Safehold Inc. Subject Company: Safehold Inc. Commission File Number: 001 - 38122

Forward-Looking Statements and Other Matters

This presentation may contain forward-looking statements. All statements other than statements of historical fact are forward-looking statements. These forward-looking statements can be identified by the use of words such as “illustrative”, “representative”, “expect”, “plan”, “will”, “estimate”, “project”, “intend”, “believe”, and other similar expressions that do not relate to historical matters. These forward-looking statements reflect the Company’s current views about future events, and are subject to numerous known and unknown risks, uncertainties, assumptions and changes in circumstances that may cause the Company’s actual results to differ significantly from those expressed in any forward-looking statement. The Company does not guarantee that the transactions and events described will happen as described (or that they will happen at all).

The following factors, among others, could cause actual results and future events to differ materially from those set forth or contemplated in the forward-looking statements: (1) the war in Ukraine and escalating geopolitical tensions as a result of Russia’s invasion of Ukraine; (2) the ability to consummate the announced transactions on the expected terms and within the anticipated time periods, or at all, which is dependent on the parties’ ability to satisfy certain closing conditions, including the approval of SAFE’s and STAR’s stockholders, completion of the Spin-Off, sales of assets and other factors; (3) any delay or inability of New Safehold and/or SpinCo to realize the expected benefits of the transactions; (4) changes in tax laws, regulations, rates, policies or interpretations; (5) the value of New Safehold shares to be issued in the transaction; (6) the value of SpinCo's shares and liquidity in SpinCo's shares; (7) the risk of unexpected significant transaction costs and/or unknown liabilities; (8) potential litigation relating to the proposed transactions; (9) the impact of actions taken by significant stockholders; (9) the potential disruption to STAR’s or SAFE’s respective businesses of diverted management attention, and the unanticipated loss of key members of senior management or other employees, in each case as a result of the announced transactions; (10) general economic and business conditions that could affect New Safehold and SpinCo following the transactions; (11) market demand for ground lease capital; (12) the Company’s ability to source new ground lease investments; (13) the availability of funds to complete new ground lease investments; (14) risks that the rent adjustment clauses in the Company's leases will not adequately keep up with changes in market value and inflation; (15) risks associated with certain tenant and industry concentrations in our portfolio; (16) conflicts of interest and other risks associated with the Company's external management structure and its relationships with iStar and other significant investors; (17) risks associated with using debt to fund the Company’s business activities (including changes in interest rates and/or credit spreads, the ability to source financing at rates below the capitalization rates of our assets, and refinancing and interest rate risks); (18) risks that tenant rights in certain of our ground leases will limit or eliminate the Owned Residual Portfolio realizations from such properties; (19) general risks affecting the real estate industry and local real estate markets (including, without limitation, the potential inability to enter into or renew ground leases at favorable rates, including with respect to contractual rate increases or participating rent); (20) dependence on the creditworthiness of our tenants and their financial condition and operating performance; and (21) competition from other ground lease investors and risks associated with our failure to qualify for taxation as a REIT, as amended. Please refer to the section entitled “Risk Factors” in our Annual Report on Form 10-K for the year ended December 31, 2021 and any subsequent reports filed with the Securities and Exchange Commission (SEC) for further discussion of these and other investment considerations. The Company expressly disclaims any responsibility to update or revise forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

This presentation also contains modeling and information relating to potential inflation, which are presented for illustrative purposes only, and are not guarantees or otherwise necessarily indicative of future performance. In addition, this presentation contains certain figures, projections and calculations based in part on management’s underlying assumptions. Management believes these assumptions are reasonable; however, other reasonable assumptions could provide differing outputs.

Important Note re COVID-19: Readers of this presentation are cautioned that, due to the possibility that the COVID-19 pandemic will have a delayed adverse impact on our financial results, along with the uncertainty created by the pandemic, our results for the period may not be indicative of future results. Similarly, our Rent Coverage and Unrealized Capital Appreciation as of June 30, 2022 may to decline with respect to certain properties in future periods due to the continuing impact of the pandemic and the fact that certain metrics that we report and monitor may not reflect the full effects of the pandemic as of their dates of determination. Readers are urged to read our Quarterly Report on Form 10-Q for the quarter ended June 30, 2022 filed with the SEC for a more fulsome discussion of our quarterly results, including the "Management's Discussion and Analysis of Financial Condition and Results of Operations" section included therein.

Note: Please refer to the Glossary at the end of this presentation for a list of defined terms and metrics. Everything as of 6/30/22 unless otherwise noted.

2

Forward-Looking Statements and Other Matters

Inflation Adjusted Yield / CPI Adjustments: Safehold™ originated ground leases typically include a periodic rent increase based on prior years cumulative CPI growth with the initial lookback year generally starting between lease year 11 and 21. These CPI lookbacks are generally capped between 3.0% - 3.5% per annum compounded. In the event cumulative inflation growth for the lookback period exceeds the cap, the excess is not captured by the CPI lookback. Other forms of inflation capture include fair market value resets and percentage rent, typically for acquired ground leases. 83% of our portfolio as determined by cash rent has some form of a CPI lookback and 95% of our portfolio as determined by cash rent has some form of inflation capture. For Inflation Adjusted Yield calculation assumes current FRED 30-yr Breakeven Inflation Rate of 2.29% annually. (Federal Reserve Bank of St. Louis, 30-year Breakeven Inflation Rate, retrieved from FRED, Federal Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/T30YIEM, September 12, 2022)

Rent Coverage / Property NOI: The Company uses estimates of the stabilized Property NOI if it does not receive current tenant information or if the properties are under construction/in transition. These estimates are based on leasing activity at the property, third property appraisals and available market information, such as leasing activity at comparable properties in the relevant market.

Additional Information and Where You Can Find It

In connection with the proposed transactions, STAR will file with the SEC a registration statement on Form S-4 that will include a joint proxy statement of STAR and SAFE and that also will constitute a prospectus for the shares of STAR Common Stock being issued to SAFE's stockholders in the proposed Merger. In addition, SpinCo will file with the SEC a Form 10 registration statement that will register its common shares. STAR, SAFE and SpinCo also may file other documents with the SEC regarding the proposed transactions. This document is not a substitute for the joint proxy statement/prospectus or Form 10 registration statement or any other document which STAR, SAFE and SpinCo may file with the SEC. INVESTORS AND SECURITY HOLDERS OF STAR AND SAFE, AS APPLICABLE, ARE URGED TO READ THE JOINT PROXY STATEMENT/PROSPECTUS, THE FORM 10 REGISTRATION STATEMENT AND ANY OTHER RELEVANT DOCUMENTS THAT ARE FILED OR WILL BE FILED WITH THE SEC, AS WELL AS ANY AMENDMENTS OR SUPPLEMENTS TO THESE DOCUMENTS, CAREFULLY AND IN THEIR ENTIRETY BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTIONS AND RELATED MATTERS. Investors and security holders may obtain free copies of the joint proxy statement/prospectus and the Form 10 registration statement (when available) and other documents filed with the SEC by STAR, SAFE and SpinCo through the web site maintained by the SEC at www.sec.gov or by contacting the investor relations departments of STAR or SAFE at the following:

iStar, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036
Attention: Investor Relations

Safehold, Inc.
1114 Avenue of the Americas
39th Floor
New York, NY 10036
Attention: Investor Relations

This document is for informational purposes only and shall not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction. This document is not a substitute for the prospectus or any other document that STAR, SAFE or SpinCo may file with the SEC in connection with the proposed transactions. No offering of securities shall be made, except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Participants in the Solicitation

STAR, SAFE and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies in respect of the proposed transactions. Information regarding STAR's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in STAR's definitive proxy statement for its 2022 annual meeting, which is on file with the SEC. Information regarding SAFE's directors and executive officers, including a description of their direct interests, by security holdings or otherwise, is contained in SAFE's definitive proxy statement for its 2022 annual meeting, which is filed with the SEC. A more complete description will be included in the registration statement on Form S-4, the joint proxy statement/prospectus and the Form 10 registration statement.

Investor Relations Contact
Jason Fooks
212.930.9400
investors@safeholdinc.com

3

4 UPDATE I. BUSINESS

5 The Next Step in Safehold’s Progression Internalizes and better aligns management team which helped revolutionize ground lease industry Enhances governance, widely distributes voting power, expands number of independent directors on Board Lowers costs as New Safehold scales compared to projected external management fees and reimbursable expenses Launches fund management business and creates transitional revenue streams with SpinCo Improves equity investor appeal by adding MSD Partners as new strategic investor while also more than doubling float Clears path for credit ratings momentum by directly addressing key ratings drivers Better Structure Better Debt & Equity Profile Better Cost & Economics A Better Safehold Safehold and iStar have agreed to combine to create the only self - managed, pure - play ground lease company in the public markets

6 Strong 1H ’22 Results Robust Origination Volume… $1.1b of New Originations (1) 40% GLTV (2) 4.1x Rent Coverage (2) …Drove Double Digit Earnings Growth (1) Investments in 1H ‘22 include $194m of new forward commitments that have not yet been funded as of 6/30/22 (such funding com mitments are subject to certain conditions). There can be no assurance that Safehold will complete these transactions. (2) The Company uses estimates of the stabilized Property NOI if it does not receive current tenant information or if the pro per ties are under construction / in transition. These estimates are based in leasing activity at the property, third party appraisals and available market information, such as leasing activity at compar abl e properties in the relevant market. $87.7m $125.2m 1H'21 1H'22 Revenue $31.6m $47.6m 1H'21 1H'22 Net Income $0.59 $0.79 1H'21 1H'22 EPS 17 Ground Leases 12 Markets

7 2022 Capital Highlights First Sales of Caret Units – Latest Round at $2.0b Valuation In February, sold and received commitments to purchase 1.37% of the total authorized Caret Units at a total valuation of $1.75b with redemption options for purchasers (1) Concurrent with and conditioned upon the closing of Safehold and iStar business combination, MSD Partners will purchase 1.0% of Caret Units at a total valuation of $2.0b with no redemption options First 30 - Year Unsecured Notes ($475m) 3.98% unsecured debt (T+180) due 2052 with strong institutional sponsorship Proving access to long - term debt in the unsecured markets Raised $309m of Equity Capital Issued 5.2m shares in an over - subscribed and upsized offering at $59/share Innovative 30 - Year Structured Unsecured Notes ($150m) 5.15% unsecured debt (T+195) due 2052, 4.93% cost when including treasury lock hedge Stairstep coupon structure better matches the structure of our ground leases (1) We are obligated to seek to provide a public market listing for the Caret Units by Q1’24. If we are unable to achieve a p ubl ic market liquidity event at a value in excess of $1.75b, investors in the initial round will have the option to cause the redemption of their Caret Units at their original purchase price.

8 GROWTH POTENTIAL II. SIGNIFICANT

9 Note: Please see the “Important Note re COVID - 19” in the front of this presentation for a statement about metrics this quarter. Pictures of properties that are currently under development are presented as renderings. (1) The portfolio is presented using Aggregate Gross Book Value. As of 6/30/22, the portfolio included $316m of forward commitmen ts that have not yet been funded (such funding commitments are subject to certain conditions). There can be no assurance Safehold will complete these transactions. (2) Investments in Q2 ‘22 include $43m of new forward commitments that have not yet been funded (such funding commitments are sub jec t to certain conditions). There can be no assurance that Safehold will complete these transactions. Strong Portfolio Growth 1H ‘22 Momentum $1.1b Originations (2) 17 Ground Lease Transactions $0.3b $0.7b $1.1b $2.9b $3.6b $5.9b IPO (6/22/2017) Q2 '18 Q2 '19 Q2 '20 Q2 '21 Q2 '22 17x Growth Since IPO (1)

10 Increasing Customer Awareness Growing Customer Adoption High Customer “Stickiness” & Improving Efficiency Diversifying Customer Base (1) 65% of existing customers have looked at or are currently reviewing another deal 39% of customers have closed multiple deals with Safehold Cumulative # of unique sponsors that have been pitched a Safehold ground lease Source: Internal CRM tracking metrics. (1) Based on number of unique sponsors. (2) Excludes Ground Lease Plus, IPO assets, deals in which iStar was the sponsor, and acquisition of existing ground leases. New vs. Repeat Customers Cumulative Transactions (2) Owner/Operator/ Developer 48% Family Office 14% Domestic Fund Manager 16% Global Fund Manager 11% Public REIT 6% Other 5% 31 279 651 2017 2019 8/18/22 1 1 3 5 7 8 9 11 14 20 22 23 24 30 32 32 35 42 49 51 1 3 5 6 9 9 9 12 13 14 14 19 20 24 26 35 36 38 Q3 2017 Q4 2017 Q1 2018 Q2 2018 Q3 2018 Q4 2018 Q1 2019 Q2 2019 Q3 2019 Q4 2019 Q1 2020 Q2 2020 Q3 2020 Q4 2020 Q1 2021 Q2 2021 Q3 2021 Q4 2021 Q1 2022 Q2 2022 New Repeat

11 VALUE POTENTIAL III. SIGNIFICANT

12 Equity Leasehold Mortgage (40 - 70% CPV) Safehold Portfolio of Ground Leases (0 - 40% CPV) Illustrative Safehold Structure Illustrative CMBS AA (40 - 45% LTV) A (45 - 50% LTV) BBB (50 - 55% LTV) BB (55 - 60% LTV) B (60 - 65% LTV) Equity AAA (0 - 40% LTV) N/R Risk Safety Cash Flow Seniority and Principal Safety “The security of a ground lease position is incredibly safe when compared to other equity investments in the CRE industry.” - Green Street Advisors Tenants are highly incentivized to make monthly ground rent payments, which typically represent a very small percentage of overall property value. Safehold typically has the right to take ownership of the land and building upon a tenant default and termination of the ground lease upon such default. A second layer of protection often exists via a leasehold lender, who is also highly incentivized, if necessary, to cure ground rent to protect loan made on the building.

Inflation Captured Cash Flows

(Current Portfolio Gross Book Value: $5,542m)

CPI Lookbacks continue periodically through the life of the lease, which can provide meaningful inflation capture that is significantly better than the long-term fixed-rate bonds we benchmark against.[1]

In-Place with 0% Inflation

Annualized Cash Yield

3.3%

($178m Annualized In-Place Cash Rent)

Annualized Yield

5.1%

($282m Annualized In-Place Net Rent)

Including Contractual Inflation Capture

2.0% Inflation

5.5%

Inflation Adjusted Yield

2.29% Inflation

5.6%

Inflation Adjusted Yield

Current FRED Breakeven Inflation Rate [2]

3.0% Inflation

6.1%

Inflation Adjusted Yield

Note: Refer to the Glossary in the Appendix for yield calculations and additional details.

(1) Safehold™ originated ground leases typically include a periodic rent increase based on prior years cumulative CPI growth with the initial lookback year generally starting between lease year 11 and 21. These CPI lookbacks are generally capped between 3.0% - 3.5% per annum compounded. In the event cumulative inflation growth for the lookback period exceeds the cap, the excess is not captured by the CPI lookback. Other forms of inflation capture include fair market value resets and percentage rent, typically for acquired ground leases. 83% of our portfolio as determined by cash rent has some form of a CPI lookback and 95% of our portfolio as determined by cash rent has some form of inflation capture.

(2) Federal Reserve Bank of St. Louis, 30-year Breakeven Inflation Rate, retrieved from FRED, Federal Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/T30YIEM, September 12, 2022.

13

14 86% CAGR (From IPO to Q2 ‘22) IPO $0.4b Q2 ‘20 $5.2b Q2 ’22 $9.9b Growing Unrealized Capital Appreciation Portfolio +$543m Estimated Growth in Q2 ‘22 Note: Please see the “Important Note re COVID - 19” in the front of this presentation for a statement about metrics this quarter. Pictures of properties that are currently under development are presented as renderings. Please refer to SAFE’s Current Report on Form 8 - K filed with the SEC on August 3, 2022, which is incorporated herein by referenc e, for a more detailed explanation and presentation of the estimated UCA of our Owned Residual Portfolio as of June 30, 2022 and the methodology used to calculate it. See also the discussion of certain limitations and qualifications of estimated UCA set forth in that 8 - K and the Risk Factors referenced therein, which may be found in our Annual Report on Form 10 - K for the year ended December 31, 2021. Please refer to the “Unrealized Capital Appreciation Details” s lide in the Appendix for additional information.

15 IV. CARET UPDATE

16 Please refer to SAFE’s Current Report on Form 8 - K filed with the SEC on August 3, 2022, which is incorporated herein by referenc e, for a more detailed explanation and presentation of the estimated UCA of our Owned Residual Portfolio as of June 30, 2022 and the methodology used to calculate it. See also the discussion of certain limitations and quali fications of estimated UCA set forth in that 8 - K and the Risk Factors referenced therein, which may be found in our Annual Report on Form 10 - K for the year ended December 31, 2021. Please refer to the “Unrealized Capital Appreciati on Details” slide in the Appendix for additional information. Unrealized Capital Appreciation (UCA) Land Basis Ownership Capital Appreciation Tracker Growth Dynamic – “ External Growth ” - each time a Safehold ground lease is closed, more UCA is added to the pool of value – “ Internal Growth ” – appreciation of buildings in the existing UCA portfolio CPV Basis UCA - = Combined Property Value (Land & Building) SAFE Land Basis Unrealized Capital Appreciation (All value above basis) UCA – We track and report the estimated current spot value of UCA – UCA is marked each quarter using current market estimates from CBRE – At the end of its typical ground lease, SAFE will own everything on top of the land UCA Pool UCA Pool Because UCA is tangible , its value transparent and its growth trackable , we believe this asset can be valued and unlocked separate from the cash flow stream via an asset we call Caret

17 Caret Update What is Caret? Just as a ground lease splits the land from the building, Caret TM generally enables us to split our portfolio of ground leases into: (1) the right to the rent stream, the original cost basis and certain other cash flows (GL Units) and (2) the right to the capital appreciation above the original cost basis under specified circumstances (Caret Units) . Recent Caret Transactions In Q1’22, we sold and received commitments to purchase 1.37% of the total authorized Caret Units for an aggregate $24.0 milli on at a valuation of $1.75 billion , from a group of leading private equity, sovereign wealth and high net worth investors. (1) In Q3’22, we announced that concurrent with and conditioned on, among other things, the closing of the business combination a nd subject to Safehold shareholders’ consent to certain CARET modifications, MSD Partners will purchase 1.0% of the total author ize d Caret Units for an aggregate $20.0 million at a valuation of $2.0 billion with no redemption options . MSD Partners will also buy 5.4m shares of SAFE in a direct sale from iStar, becoming one of New Safehold’s largest shareholders. Caret Investors and Advisory Board An Advisory Board comprised of some of the investors was formed in order to help maximize the value of Caret over time. Note: See page 19 for a breakdown of ownership. (1) We are obligated to seek to provide a public market listing for the Caret Units by Q1’24. If we are unable to achieve a p ubl ic market liquidity event at a value in excess of $1.75b, investors in the initial round will have the option to cause the redemption of their Caret Units at their original purchase price. Leading Sovereign Wealth Fund Michael Rubin Family Office Advisory Board Members Kevin Durant Other Investors

Caret Ownership Summary



Safehold
(NYSE: SAFE)
100%
~83%
GL Units
(Rent Stream plus Original Cost Basis and certain other cash flows)
Caret Units
(Capital Appreciation above Original Cost Basis under specified circumstances)
~15%
Employees Incentive Plan
~1%
First Round Investors(1)
~1%
MSD Partners(2)

Note: Caret unit percentages reflect percentage of 10,000,000 authorized units.
(1) Includes shares committed to be purchased.
(2) MSD Partners' ownership is subject to the closing of the business combination and Safehold shareholders' consent to certain Caret modifications.

18

19 APPENDIX

20 Land Improved Capital Efficiency Improved Cost Efficiency Significant Risk Reduction $40m $100m The Building Making ground leases modern , efficient , and value - enhancing for building owners $70m Near - term maturity risk $60m A Better Capital Solution Buildings and land are different investments, most efficiently capitalized by different investors Reduces friction costs associated with selling real estate by giving 40% of capital a long - term structure of up to 99 years Eliminates debt maturity risk on a large portion of capital structure by replacing it with a long - term lease of up to 99 years □ Transfer Tax □ Mortgage Recording Tax □ Title Insurance □ Other Transaction Costs Land Reduced maturity risk $40 $30 $30 Year 5 … … Year 99 Business Goal

Business Combination Benefits

Internalized Management Creates Efficiency

Under identical acquisition and capitalization scenarios, internalization allows for maximized operating leverage without proportionate increase in overhead

Status Quo External:

- Management Fee (1)
- Expense Reimbursables
- Other Costs

Management fee and expense reimbursables grow as the business expands

New Internalized:

- Internalized Net G&A (2)
  (After SpinCo Management Fees)

Significant operating leverage gained as New Safehold grows



$40
$49
$46
$3
$59
$45
$14
$73
$46
$27
$79
$50
$29
2022
Year 1
Year 2
Year 3
Year 4

Cost savings are projected to continue as New Safehold grows

Note: $ in millions. Numbers are illustrative. Status Quo External assumes $1.25b origination volume per year capitalized using 2x debt-to-equity (equity proceeds raised June 30 each year), iStar Reimbursables of $12.5m, $17.5m, $22.5m, $30m and $30m in 2022-2026 and other overhead increases 2% per year.

(1) iStar receives a fee equal to 1.0% of total Safehold equity (as defined in the management agreement) up to $1.5b; 1.25% of total Safehold equity (for incremental equity of $1.5b - $3.0b); 1.375% of total Safehold equity (for incremental equity of $3.0b - $5.0b); and 1.5% of total Safehold equity (for incremental equity over $5.0b).

(2) Includes payroll, public company costs, occupancy, information technology, board grants and other G&A costs. Amounts are netted by SpinCo management fees of $25m, $15m, $10m and $5m in 2023-2026.

21

Business Combination Benefits

Increased Float and Broader Shareholder Base

Transaction more than doubles Safehold's free float and diversifies its shareholder base

New Safehold Shareholder Makeup



SpinCo
14%
Existing
Safehold
Shareholders
34%
Management (1)
6%
iStar
Shareholders (2)
37%
MSD
9%

New Safehold Free Float



17.2m
28.7m
45.9m
Free Float
(Pre Transaction)
STAR Combination (3)
Free Float
(Post Transaction)

Diversifies shareholder base across Existing Safehold and iStar Shareholders, Management and SpinCo

~2.5x increase in free float

Note: Assumes a SAFE share price of $43.45 per share as of August 10,2022.
(1) Based on figures compiled internally and includes estimated distributions associated with the transaction.
(2) Excludes shares of STAR held by management prior to transaction that will be exchanged for New Safehold (reflected in management ownership) and includes distribution of SAFE shares under iStar's long-term incentive plan to iStar employees not defined as executive management.
(3) Excludes shares issued to Company insiders.

22

23 Portfolio Metrics (Current Portfolio Gross Book Value: $5,542m) Note: Please see the “Important Note re COVID - 19” in the front of this presentation for a statement about metrics this quarter. (1) The Company uses estimates of the stabilized Property NOI if it does not receive current tenant information or if the pro per ties are under construction/in transition. These estimates are based on leasing activity at the property, third party appraisals and available market information, such as leasing activity at comparable properties in the relevant ma rke t. Lease Term Property Type W.A. Rent Coverage 3.8x W.A. GLTV 40% Credit Metrics (1) >60 yrs 94% <20 yrs 4% 20 - 60 yrs 2% Lease Term Remaining w/ Ext. (W.A. 92 Years) Office 46% Multifamily 33% Hotel 13% Life Science 5% Mixed Use & Other 3% Underlying Property Q2’22 Snapshot

24 Geographic Breakdown (Current Portfolio Gross Book Value $5,542m) Detroit Milwaukee Central 3% Minneapolis Nashville West 25% Southwest 6% Southeast 11% Northeast 40% Mid - Atlantic 15% Washington, D.C. Philadelphia Atlanta Raleigh - Durham Orlando Tampa Miami Sarasota Austin Dallas San Antonio Los Angeles San Francisco San Jose Portland Seattle Honolulu Salt Lake City New York Phoenix San Diego Denver Jacksonville Houston Chicago Boston Sacramento Baltimore Q2’22 Snapshot

Q2'22 Snapshot

Capital Structure

Debt Overview


Non-Recourse Secured $1,498m
Total
$3.6b
Pro-Rata Held by JVs $272m
Unsecured Notes $1,375m
Unsecured Revolver $445m
($905m remaining capacity)

24 year w.a. maturity[(1)]

Debt and Liquidity Metrics	Q2 '22
Total debt	$3,590m
Total book equity	$2,037m
Equity market cap[(2)]	$2,521m
Total debt / book equity	**1.8x**
Total debt / equity market cap	**1.4x**
Unencumbered assets	$3,017m
Cash & credit facility availability	$930m

Capital Updates

$150m

Closed and funded 5.15% unsecured notes with stairstep coupon; accrued principal due 2052

Years	Cash Rate
1-10	2.50%
11-20	3.75%
21-30	5.15%

Credit Ratings

Baa1

Moody's (Positive Outlook)

BBB+

Fitch (Stable Outlook)

Interest Rates and Spreads[(1)]	Q2 '22
Portfolio Annualized Yield	5.1%
Effective Interest Rate	3.7%
Effective spread	**134 bps**
Portfolio Inflation Adjusted Yield [(3)]	5.6%
Effective Interest Rate	3.7%
Effective spread	**196 bps**
Portfolio Annualized Cash Yield	3.3%
Cash Interest Rate	3.2%
Cash spread	**12 bps**

(1) Excludes outstanding borrowings under the Company's unsecured revolving credit facility.
(2) Based on SAFE closing share price of $40.62 on September 12, 2022.
(3) Assumes current FRED 30-yr Breakeven Inflation Rate of 2.29%. Federal Reserve Bank of St. Louis, 30-year Breakeven Inflation Rate, retrieved from FRED, Federal Reserve Bank of St. Louis; https://fred.stlouisfed.org/series/T30YIEM, September 12, 2022. 5.1% without inflation adjustment.

25

26 Income Statements Note: Figures in thousands except for per share amounts. 2022 2021 2022 2021 Revenues: Interest income from sales-type leases $48,247 $27,126 $91,278 $53,100 Operating lease income 16,452 16,964 33,418 34,374 Other income 185 123 551 246 Total revenues $64,884 $44,213 $125,247 $87,720 Costs and expenses: Interest expense $30,266 $19,160 $55,586 $36,327 Real estate expense 699 722 1,407 1,319 Depreciation and amortization 2,406 2,385 4,808 4,770 General and administrative 10,458 8,074 19,651 14,729 Other expense 596 21 705 391 Total costs and expenses $44,425 $30,362 $82,157 $57,536 Income from operations before other items $20,459 $13,851 $43,090 $30,184 Loss on early extinguishment of debt - - - (216) Earnings from equity method investments 2,252 929 4,528 1,768 Net income $22,711 $14,780 $47,618 $31,736 Net income attributable to noncontrolling interests (33) (48) (67) (96) Net income attributable to Safehold Inc. common shareholders $22,678 $14,732 $47,551 $31,640 Weighted avg. share count (basic) 62,011 53,309 60,077 53,271 Weighted avg. share count (diluted) 62,011 53,321 60,077 53,283 Earnings per share (basic & diluted) $0.37 $0.28 $0.79 $0.59 For the three months ended June 30,For the six months ended June 30, Q2’22 Financials

27 Balance Sheets Note: Figures in thousands. June 30, 2022December 31, 2021 Assets: Net investment in sales-type leases $2,911,681 $2,412,716 Ground Lease receivables 1,235,744 796,252 Real estate: Real estate, at cost 740,971 740,971 Less: accumulated depreciation (31,357) (28,343) Real estate, net 709,614 712,628 Real estate-related intangible assets, net 223,304 224,182 Total real estate, net and real estate-related intangible assets, net932,918 936,810 Equity investments in Ground Leases 176,854 173,374 Cash and cash equivalents 25,002 29,619 Restricted cash 86,623 8,897 Deferred operating lease income receivable 133,123 117,311 Deferred expenses and other assets, net 40,588 40,747 Total assets $5,542,533 $4,515,726 Liabilities: Accounts payable, accrued expenses, and other liabilities $147,775 $67,592 Real estate-related intangible liabilities, net 65,010 65,429 Debt obligations, net 3,273,419 2,697,503 Total liabilities $3,486,204 $2,830,524 Redeemable noncontrolling interests $19,000 - Equity: Safehold Inc. shareholders' equity: Common stock $621 $566 Additional paid-in capital 1,975,933 1,663,324 Retained earnings 85,405 59,368 Accumulated other comprehensive loss (27,950) (40,980) Total Safehold Inc. shareholders' equity $2,034,009 $1,682,278 Noncontrolling interests $3,320 $2,924 Total equity $2,037,329 $1,685,202 Total liabilities, redeemable noncontrolling interests and equity$5,542,533 $4,515,726 Q2’22 Financials

28 Portfolio Reconciliation Note: Figures in millions. Figures in the reconciliation table may not foot due to rounding. IPO (6/22/17) 6/30/18 6/30/19 6/30/20 6/30/21 6/30/22 Net investment in Sales-Type Leases - - $160 $1,045 $1,432 $2,912 Ground Lease receivables - - - $477 $680 $1,236 Pro-rata interest in Ground Leases held as equity method investments- - - $343 $438 $443 Real estate, net (Operating Leases) $265 $477 $663 $688 $727 $710 Add: Accumulated depreciation 1 7 13 19 25 31 Add: Lease intangible assets, net 123 198 235 241 240 223 Add: Accumulated amortization 1 6 12 19 26 33 Add: Other assets - - 25 24 23 22 Less: Lease intangible liabilities, net (51) (58) (58) (57) (66) (65) Less: Noncontrolling interest - (2) (2) (2) (2) (2) Gross Book Value $339 $629 $1,050 $2,798 $3,524 $5,542 Add: Forward Commitments - 34 83 72 105 316 Aggregate Gross Book Value $339 $663 $1,133 $2,870 $3,629 $5,858 Less: Accruals to net investment in leases and ground lease receivables- - (1) (24) (64) (137) Less: Future acquisition commitment - - - - (83) - Aggregate Cost Basis $339 $663 $1,132 $2,846 $3,483 $5,722 Less: Forward Commitments - (34) (83) (72) (23) (316) Cost Basis $339 $629 $1,049 $2,774 $3,460 $5,405 Q2’22 Financials

Unrealized Capital Appreciation Details

Refer to the Glossary in the Appendix for a definition of Owned Residual Portfolio, Unrealized Capital Appreciation ("UCA"), and "Combined Property Value" ("CPV"). SAFE relies in part on CBRE's appraisals of the CPV of our portfolio in calculating UCA. SAFE may utilize management's estimate of CPV for ground lease investments recently acquired that CBRE has not yet appraised. For unfunded commitments on construction deals, CPV represents the cost to build inclusive of the ground lease. For a Ground Lease in our portfolio, CBRE estimates its CPV by determining a hypothetical value of the as-improved subject property as of the date of the report, based on an assumed ownership structure different from the actual ownership structure. At our request, CBRE's analysis does not take into account the in-place Ground Lease or other contractual obligations and is based on the hypothetical condition that the property is leased at market rent at stabilized levels, where applicable, as of the valuation date, without consideration of any costs to achieve stabilization through lease up and associated costs. In determining the CPV of each property, CBRE has utilized the sales comparison approach, based on sales of comparable properties, adjusted for differences, and the income capitalization approach, based on the subject property's income-producing capabilities. The assumptions applied to determine values for these purposes vary by property type and are selected for use based on a number of factors, including information supplied by our tenants, market data and other factors. We currently intend that the CPV associated with each Ground Lease in our portfolio will be valued approximately every 12 calendar months and no less frequently than every 24 months.

The calculation of the estimated UCA in our Owned Residual Portfolio is subject to a number of limitations and qualifications. We do not typically receive full financial statements prepared in accordance with U.S. GAAP for the commercial properties being operated on the land subject to our Ground Leases. In some cases, we are prohibited by confidentiality provisions in our Ground Leases from disclosing information that we receive from our tenants to CBRE. Additionally, we do not independently investigate or verify the information supplied by our tenants, but rather assume the accuracy and completeness of such information and the appropriateness of the accounting methodology or principles, assumptions, estimates and judgments made by our tenants in providing the information to us. Our calculation of UCA in our Owned Residual Portfolio is not subject to U.S. GAAP and will not be subject to independent audit. We conduct rolling property valuations; therefore, our estimated UCA and CPV may not reflect current market conditions and may decline materially in the future. There can be no assurance that we will realize any incremental value from the UCA in our Owned Residual Portfolio or that the market price of our common stock will reflect any value attributable thereto. We will generally not be able to realize value from UCA through near term transactions, as properties are leased to tenants pursuant to long-term leases. For more information on UCA, including additional limitations and qualifications, please refer to our Current Report on Form 8-K filed with the SEC on August 3, 2022 and "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2021, as updated from time to time in our subsequent periodic reports, filed with the SEC.

We formed a subsidiary called Caret Ventures LLC that is structured to track and capture UCA to the extent UCA is realized upon expiration of our Ground Leases, sale of our land and Ground Leases or certain other specified events. Under a shareholder-approved plan, management was granted up to 15% of Caret units, some of which remains subject to time-based vesting. See our 2021 proxy statement for additional information on the long-term incentive plan.

We announced on February 15, 2022 that we sold 108,571 Caret units and received a commitment for the sale of 28,571 Caret units for an aggregate $24.0 million. Those 137,142 Caret units equal 1.37% of the authorized Caret units in Caret Ventures LLC, implying a total Caret unit valuation of $1.75 billion. As part of the sale, we are obligated to seek to provide a public market listing for the Caret units, or securities into which they may be exchanged, within two years. If we are unable to provide public market liquidity within the two years at a value in excess of the new investors' basis, the investors have the right to cause us to redeem their Caret units at their original purchase price.

Additionally, we announced on August 11, 2022 that MSD Partners, L.P. subscribed to purchase 100,000 Caret units from SAFE for an aggregate purchase price of $20.0 million, conditioned on, among other things, the closing of the merger and spin-off and the implementation of certain changes to the Caret program.

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Glossary

Aggregate Cost Basis	Represents Cost Basis plus unfunded commitments. For unfunded commitments, it represents the aggregate future amount to be paid under the commitments.
Aggregate Gross Book Value	Represents the Current Portfolio plus unfunded commitments. For unfunded commitments, it represents the aggregate future amount to be paid under the commitments.
Annualized Cash Yield	Calculated as the annualized base Cash Rent plus Percentage Rent divided by Cost Basis.
Annualized Yield	Calculated as the annualized base Net Rent plus Percentage Rent divided by GBV.
Cash Interest Rate	The current cash interest rate of debt.
Cash Rent	Represents base ground lease income recognized excluding straight-line rent, amortization of lease intangibles, and non-cash income from sales-type leases.
Combined Property Value (CPV)	The current combined value of the land, buildings and improvements relating to a commercial property, as if there was no ground lease on the land at the property. CPV is generally based on independent appraisals; however, the Company will use actual sales prices/management estimates for recently acquired and originated ground leases for which appraisals are not yet available. In relation to unfunded commitments, CPV represents the total cost associated with the acquisition, development, and construction of the project.
Cost Basis	Represents the historical purchase price of an asset, including capitalized acquisition costs.
Current Portfolio	Represents the portfolio of assets owned at the date indicated, measured using Gross Book Value. Does not include unfunded commitments.
Effective Interest Rate	Represents the all-in stated interest rate over the term of debt based on the contractual future payments owed excluding the effect of debt premium, discount and deferred financing costs.
GAAP Rent	Current period revenue from operating and sales-type leases recognized under GAAP.
Gross Book Value (GBV)	Represents Cost Basis plus accrued interest on sales-type leases.
Ground Lease-to-Value (GLTV)	Calculated as the Aggregate GBV divided by CPV. Safehold uses this metric to assess risk and our seniority level in a real estate capital structure. Similar to the concept of the LTV metric used in the loan market.
Ground Lease Plus Commitment (GL+)	Safehold's commitment or option to purchase ground leases from iStar or a third-party contingent on certain development and timing criteria.
Inflation Adjusted Yield	Computed similarly to effective yield on a bond, the Inflation Adjusted Yield is calculated using cash flows for the duration of the lease and a residual value equal to our cost of the land. The cash flows incorporate contractual fixed escalators and the impact of an assumed inflation scenario on variable rate escalators such as (i) CPI adjustments and CPI lookbacks, (ii) percentage of revenues the building generates and/or (iii) periodic fair market valuations of the land. For CPI adjustments and CPI lookbacks, this metric uses the assumed inflation scenario for the duration of the leases. For ground leases that have other forms of inflation capture including fair market value resets and percentage rent based on building revenue, this metric assumes fair market value and building revenue increase by the assumed inflation scenario annually.
Net Rent	GAAP Rent less depreciation & amortization. This includes the amortization of a right of use asset recorded as real estate expense (totals $1.0m annualized). Includes our proportionate share of GAAP rent and amortization from our equity method investment.
Owned Residual Portfolio	Represents the portfolio of properties under which Safehold owns a ground lease and reflects Safehold's right to the land, property and tenant improvements at the end of the lease. The current value of the Owned Residual Portfolio is typically represented by the Combined Property Value or CPV of our portfolio.
Percentage Rent	Represents TTM cash percentage rent paid by the property.
Property NOI	Represents the net operating income (NOI) of the building/Safehold's ground lease tenant prior to paying ground lease rent.
Rent Coverage	The ratio of Property NOI as provided by the building owner or estimated Property NOI to the annualized Cash Rent due to Safehold. The Company adjusts Property NOI for material non-recurring items and uses estimates of the stabilized Property NOI if it does not receive current tenant information and for properties under construction or transition, in each case based on leasing activity at the property and available market information, including leasing activity at comparable properties in the relevant market.
Safehold™/Safehold™ Ground Lease	A ground lease originated and structured by Safehold.
Unrealized Capital Appreciation (UCA)	Calculated as the difference between CPV and the portfolio's Aggregate Cost Basis. The Company tracks UCA because we believe it provides relevant information with regard to the three key investment characteristics of our ground leases: (1) the safety of our position in a tenant's capital structure; (2) the quality of the long-term cash flows generated by our portfolio rent that increases over time; and (3) increases and decreases in CPV of the portfolio that will ultimately revert to us.

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